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                                                                       EX99.1

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 ...A Personal Message From David D. Marshall, CEO and President of DQE


I am writing this letter to update you on an important decision made by our Board of Directors regarding our proposed merger with Allegheny Energy.

At last year's annual meeting, we asked your approval of the merger. At that time, we believed it presented the best opportunity for your company to improve and grow and win in a competitive electricity market. However, as each of you probably knows from your own life experiences, things change.

Indeed, much has changed since we signed the merger agreement in April 1997. With the application of the state's new customer choice legislation, the benefits of the merger have become much less favorable. A steep disallowance of Allegheny Energy's stranded costs and of the stranded costs that could be recovered by the combined company, as well as additional merger conditions set by other regulatory agencies, have sharply reduced the potential shareholder benefits of the merger.

DQE's Board of Directors has concluded that it cannot, consistent with its fiduciary duty to shareholders, consummate the merger under these circumstances. Since Allegheny Energy was not willing to consider a termination by mutual consent, DQE exercised its right to terminate the agreement unilaterally on Oct. 5.

I sincerely thank you for your support of the merger. Had the combination of our two companies gone forward on the terms we originally anticipated, the merger would have benefited all concerned. Now we believe what is best for you, our owners, is to continue our successful investment strategies as a stand-alone company. Let me explain our thinking behind this important decision.

At this time last year, I wrote you to reaffirm my commitment to protecting shareholder interests. The Pennsylvania Public Utility Commission (PUC) had just begun to review our restructuring filings to meet the conditions of the customer choice legislation.


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"Mission Accomplished" is the best way I can sum up the PUC review of our customer choice restructuring filings. The PUC was very fair in its treatment of your investments in our company. Our approved restructuring plan as a stand-alone company permits recovery of all but $140 million of our stranded costs. Almost $500 million of our stranded costs would be disallowed if we continued our merger plans. The positive results associated with our stand-alone plan are due to the use of divestiture (sale of our facilities) as the means to determine our generation-related stranded costs. Divestiture was strongly supported by the Pennsylvania Office of Consumer Advocate, the PUC's Office of Trial Staff, the City of Pittsburgh and representatives of consumer groups that took part in the regulatory review of our restructuring filings.

While we are proud of our long history of electricity generation, we do not have sufficient
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capacity to effectively compete in generation markets that will be volatile over the next few years. Margins will be narrow. We firmly believe it is not prudent to expose our shareholders to risks of this nature. We see the generation auction as a means to further reduce both shareholder risk and customer costs.

Allegheny Energy's customer choice restructuring proposal did not fare as well as ours principally because of its reluctance to auction its generation assets as a means of determining market price. The PUC disallowed approximately $1 billion of Allegheny's stranded costs. Allegheny testified that this disallowance will cause the company severe financial harm. Further, the PUC ruled that the combined stranded cost disallowance applicable to the merged company would be $1.5 billion. A large portion of these disallowances could have been avoided if Allegheny Energy had agreed to auction its generation plants. In addition to these disallowances, the market power mitigation proposals offered by Allegheny Energy were rejected by both federal and state regulators, making it a practical impossibility to complete the merger on a timely and financially sound basis.

The stock market has clearly expressed its view of the divergent paths taken by our companies. On the date of the merger announcement, DQE stock stood at $27 1/8 while Allegheny was at $29 3/4. On Oct. 2, DQE stock was at 40 15/16, a 51% increase, while Allegheny Energy was at 31 5/16, a 5% increase.

When we consider all the facts now before us, there is no doubt that we are making the right decision in ending this merger. We stand poised, because of our historical successes, to continue the evolution of DQE in the most profitable way. We always will take the path that we believe benefits our shareholders.






"We stand poised, because of our historical successes, to continue the evolution of DQE in the most profitable way. We always will take the path that we believe benefits our shareholders."





Our investment philosophy will remain very disciplined -- control, structure and focus on results -- in every decision we make as we continue the tranformation of DQE into a multi-utility delivery and services company. We have a great knowledge of the "delivery" end of the utility business and see opportunities for growth. We will maximize efficiencies and capitalize on our core base of knowledge.

The bottom-line result: quality utility delivery for an expanded customer base. Investments in related products and services that have added incremental value as well as experience over the past decade will continue to increase in importance as we offer them to an expanding customer base.

Our management team has a demonstrated track record through their innovation and agility in a changing business environment. We will continue to strive to build value every step of the way. I look forward to sharing more of DQE's strategic vision at this year's Annual Meeting of Stockholders, set for Nov. 24 in Pittsburgh.

Sincerely yours,



/s/ David D. Marshall
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David D. Marshall
President and Chief Executive Officer
Oct. 6, 1998



DQE continues its transformation into a multi-utility delivery and services company. [ ]



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